EXHIBIT 13.1

Quarterly report to shareholders
First quarter 2020
Financial highlights

	three months ended March 31
(millions of $, except per share amounts)	2020	2019

Income
Revenues	3,418	3,487
Net income attributable to common shares	1,148	1,004
per common share – basic and diluted	$1.22	$1.09
Comparable EBITDA[1]	2,535	2,383
Comparable earnings[1]	1,109	987
per common share[1]	$1.18	$1.07

Cash flows
Net cash provided by operations	1,723	1,949
Comparable funds generated from operations[1]	2,094	1,791
Capital spending[2]	2,269	2,331

Dividends declared
Per common share	$0.81	$0.75
Basic common shares outstanding (millions)
– weighted average for the period	939	921
– issued and outstanding at end of period	940	924

1
Comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations are all non-GAAP measures. Refer to the Non-GAAP measures section for more information.

2	Includes capacity capital expenditures, maintenance capital expenditures, capital projects in development and contributions to equity investments.

TC ENERGY [2
FIRST QUARTER 2020

Management’s discussion and analysis
April 30, 2020
This management’s discussion and analysis (MD&A) contains information to help the reader make investment decisions about TC Energy Corporation (TC Energy). It discusses our business, operations, financial position, risks and other factors for the three months ended March 31, 2020, and should be read with the accompanying unaudited Condensed consolidated financial statements for the three months ended March 31, 2020, which have been prepared in accordance with U.S. GAAP.
This MD&A should also be read in conjunction with our December 31, 2019 audited Consolidated financial statements and notes and the MD&A in our 2019 Annual Report. Capitalized abbreviated terms that are used but not otherwise defined herein are identified in our 2019 Annual Report. Certain comparative figures have been adjusted to reflect the current period's presentation.
FORWARD-LOOKING INFORMATION
We disclose forward-looking information to help current and potential investors understand management’s assessment of our future plans and financial outlook, and our future prospects overall.
Statements that are forward-looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this MD&A include information about the following, among other things:

•	our financial and operational performance, including the performance of our subsidiaries

•	expectations about strategies and goals for growth and expansion

•	expected cash flows and future financing options available, including portfolio management

•	expected dividend growth

•	expected access to and cost of capital

•	expected costs and schedules for planned projects, including projects under construction and in development

•	expected capital expenditures, contractual obligations, commitments and contingent liabilities

•	expected regulatory processes and outcomes

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

•	the expected impact of future tax and accounting changes

•	expected industry, market and economic conditions

•	the expected impact of COVID-19.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this MD&A.

TC ENERGY [3
FIRST QUARTER 2020

Our forward-looking information is based on the following key assumptions, and subject to the following risks and uncertainties:
Assumptions

•	regulatory decisions and outcomes

•	planned and unplanned outages and the use of our pipeline, power and storage assets

•	integrity and reliability of our assets

•	anticipated construction costs, schedules and completion dates

•	access to capital markets, including portfolio management

•	expected industry, market and economic conditions

•	inflation rates and commodity prices

•	interest, tax and foreign exchange rates

•	nature and scope of hedging

•	expected impact of COVID-19.
Risks and uncertainties

•	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits

•	our ability to implement a capital allocation strategy aligned with maximizing shareholder value

•	the operating performance of our pipeline, power and storage assets

•	amount of capacity sold and rates achieved in our pipeline businesses

•	the amount of capacity payments and revenues from our power generation assets due to plant availability

•	production levels within supply basins

•	construction and completion of capital projects

•	cost and availability of labour, equipment and materials

•	the availability and market prices of commodities

•	access to capital markets on competitive terms

•	interest, tax and foreign exchange rates

•	performance and credit risk of our counterparties

•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims

•	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19

•	competition in the businesses in which we operate

•	unexpected or unusual weather

•	acts of civil disobedience

•	cyber security and technological developments

•	economic conditions in North America as well as globally

•	global health crises, such as pandemics and epidemics, including the recent outbreak of COVID-19 and the unexpected impacts related thereto.
You can read more about these factors and others in this MD&A and in other reports we have filed with Canadian securities regulators and the SEC, including the MD&A in our 2019 Annual Report.
As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law.
FOR MORE INFORMATION
You can find more information about TC Energy in our Annual Information Form and other disclosure documents, which are available on SEDAR (www.sedar.com).

TC ENERGY [4
FIRST QUARTER 2020

NON-GAAP MEASURES
This MD&A references the following non-GAAP measures:

•	comparable EBITDA

•	comparable EBIT

•	comparable earnings

•	comparable earnings per common share

•	funds generated from operations

•	comparable funds generated from operations.
These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities.
Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision not to adjust for a specific item is subjective and made after careful consideration. Specific items may include:

•	gains or losses on sales of assets or assets held for sale

•	income tax refunds, adjustments to enacted tax rates and valuation allowances

•	certain fair value adjustments relating to risk management activities

•	legal, contractual and bankruptcy settlements

•	impairment of goodwill, investments and other assets

•	acquisition and integration costs

•	restructuring costs.
We exclude the unrealized gains and losses from changes in the fair value of derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations. We also exclude the unrealized foreign exchange gains and losses on the Loan receivable from affiliate as well as the corresponding proportionate share of Sur de Texas foreign exchange gains and losses, as these amounts do not accurately reflect the gains and losses that will be realized at settlement. These amounts offset, resulting in no impact on net income.
The following table identifies our non-GAAP measures against their most directly comparable GAAP measures.

Comparable measure	GAAP measure

comparable EBITDA	segmented earnings
comparable EBIT	segmented earnings
comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
comparable funds generated from operations	net cash provided by operations

TC ENERGY [5
FIRST QUARTER 2020

Comparable EBITDA and comparable EBIT
Comparable EBITDA represents segmented earnings adjusted for certain specific items, excluding non-cash charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT represents segmented earnings adjusted for specific items and is an effective tool for evaluating trends in each segment. Refer to each business segment section for a reconciliation to segmented earnings.
Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings or losses attributable to common shareholders on a consolidated basis, adjusted for specific items. Comparable earnings is comprised of segmented earnings, Interest expense, AFUDC, Interest income and other, Income tax expense, Non-controlling interests and Preferred share dividends, adjusted for specific items. Refer to the Consolidated results section for reconciliations to Net income attributable to common shares and Net income per common share.
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. We believe it is a useful measure of our consolidated operating cash flows because it does not include fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash generating performance of our assets. Comparable funds generated from operations is adjusted for the cash impact of specific items noted above. Refer to the Financial condition section for a reconciliation to Net cash provided by operations.

TC ENERGY [6
FIRST QUARTER 2020

Consolidated results – first quarter 2020

	three months ended March 31
(millions of $, except per share amounts)	2020	2019

Canadian Natural Gas Pipelines	291	269
U.S. Natural Gas Pipelines	838	792
Mexico Natural Gas Pipelines	239	116
Liquids Pipelines	411	460
Power and Storage	64	48
Corporate	301	(19)
Total segmented earnings	2,144	1,666
Interest expense	(578)	(586)
Allowance for funds used during construction	82	139
Interest income and other	(527)	163
Income before income taxes	1,121	1,382
Income tax recovery/(expense)	164	(236)
Net income	1,285	1,146
Net income attributable to non-controlling interests	(96)	(101)
Net income attributable to controlling interests	1,189	1,045
Preferred share dividends	(41)	(41)
Net income attributable to common shares	1,148	1,004
Net income per common share – basic and diluted	$1.22	$1.09
Net income attributable to common shares increased by $144 million or $0.13 per common share for the three months ended March 31, 2020 compared to the same period in 2019. Net income per common share reflects the dilutive impact of common shares issued under our DRP in 2019.
Net income in both periods included unrealized gains and losses from changes in risk management activities which we excluded along with other specific items as noted below to arrive at comparable earnings.
First quarter 2020 results included:

•
an income tax valuation allowance release of $281 million following our reassessment of deferred tax assets that are deemed more likely than not to be realized as a result of our decision to proceed with the Keystone XL project

•	an incremental after-tax loss of $77 million related to the Ontario natural gas-fired power plant assets held for sale resulting in a total after-tax loss of $271 million at March 31, 2020.
Refer to the Recent developments and Corporate sections for additional information regarding the above noted items.
Results for first quarter 2019 included an after-tax loss of $12 million related to the U.S. Northeast power marketing contracts which were sold in May 2019.
These amounts have been excluded from comparable earnings as we do not consider these transactions or adjustments to be a part of our underlying operations.

TC ENERGY [7
FIRST QUARTER 2020

A reconciliation of Net income attributable to common shares to comparable earnings is shown in the following table.
RECONCILIATION OF NET INCOME TO COMPARABLE EARNINGS

	three months ended March 31
(millions of $, except per share amounts)	2020	2019

Net income attributable to common shares	1,148	1,004
Specific items (net of tax):
Income tax valuation allowance release	(281)	—
Loss on Ontario natural gas-fired power plants held for sale	77	—
U.S. Northeast power marketing contracts	—	12
Risk management activities[1]	165	(29)
Comparable earnings	1,109	987
Net income per common share	$1.22	$1.09
Specific items (net of tax):
Income tax valuation allowance release	(0.30)	—
Loss on Ontario natural gas-fired power plants held for sale	0.08	—
U.S. Northeast power marketing contracts	—	0.01
Risk management activities	0.18	(0.03)
Comparable earnings per common share	$1.18	$1.07

1	Risk management activities	three months ended March 31
	(millions of $)	2020	2019

	Canadian Power	1	(1)
	U.S. Power	—	(60)
	Liquids marketing	48	(15)
	Natural Gas Storage	3	(3)
	Foreign exchange	(272)	120
	Income tax attributable to risk management activities	55	(12)
	Total unrealized (losses)/gains from risk management activities	(165)	29

TC ENERGY [8
FIRST QUARTER 2020

COMPARABLE EBITDA TO COMPARABLE EARNINGS
Comparable EBITDA represents segmented earnings adjusted for the specific items described above and excludes non-cash charges for depreciation and amortization.

	three months ended March 31
(millions of $)	2020	2019

Comparable EBITDA
Canadian Natural Gas Pipelines	597	556
U.S. Natural Gas Pipelines	1,032	972
Mexico Natural Gas Pipelines	269	146
Liquids Pipelines	445	563
Power and Storage	194	151
Corporate	(2)	(5)
Comparable EBITDA	2,535	2,383
Depreciation and amortization	(630)	(608)
Interest expense	(578)	(586)
Allowance for funds used during construction	82	139
Interest income and other included in comparable earnings	48	29
Income tax expense included in comparable earnings	(211)	(228)
Net income attributable to non-controlling interests	(96)	(101)
Preferred share dividends	(41)	(41)
Comparable earnings	1,109	987
Comparable EBITDA – 2020 versus 2019
Comparable EBITDA increased by $152 million for the three months ended March 31, 2020 compared to the same period in 2019 primarily due to the net effect of the following:

•
increased contribution from Mexico Natural Gas Pipelines mainly due to higher earnings from our investment in the Sur de Texas pipeline which was placed into service in September 2019. This includes revenues of US$55 million from one-time fees earned from the Sur de Texas joint venture associated with our successful completion of the pipeline compared to contract targets

•
higher contribution from U.S. Natural Gas Pipelines primarily due to incremental earnings from the Columbia Gas and Columbia Gulf growth projects placed in service in 2019, offset in part by the sale of certain Columbia midstream assets in August 2019

•
higher Power and Storage earnings mainly attributable to increased Bruce Power results due to a higher realized power price and generation volumes as well as incremental earnings from Napanee which was placed in service on March 13, 2020. These increases were partially offset by losses in Bruce Power on funds invested for post-retirement benefits and lower earnings in Canadian Power largely as a result of an outage at our Mackay River cogeneration facility and the sale of our Coolidge generating station in May 2019

•
higher contribution from Canadian Natural Gas Pipelines primarily resulting from increased rate base earnings, flow-through depreciation and financial charges on the NGTL System from additional facilities placed in service, partially offset by lower flow-through income taxes on both the NGTL System and the Canadian Mainline

•
decreased contribution from Liquids Pipelines due to lower uncontracted volumes on the Keystone Pipeline System, lower contributions from liquids marketing activities and decreased earnings as a result of the sale of an 85 per cent equity interest in Northern Courier in July 2019.

TC ENERGY [9
FIRST QUARTER 2020

Due to the flow-through treatment of certain expenses including income taxes, financial charges and depreciation on our Canadian rate-regulated pipelines, changes in these expenses impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings – 2020 versus 2019
Comparable earnings increased by $122 million or $0.11 per common share for the three months ended March 31, 2020 compared to the same period in 2019 and was primarily the net effect of:

•	changes in comparable EBITDA described above

•	lower AFUDC primarily due to Columbia Gas growth projects placed in service and the suspension of recording AFUDC on the Tula project due to continuing construction delays

•
higher depreciation largely in Canadian Natural Gas Pipelines and U.S. Natural Gas Pipelines reflecting new projects placed in service. Depreciation in Canadian Natural Gas Pipelines is recoverable in tolls on a flow-through basis as discussed in comparable EBITDA above, and therefore has no significant impact on comparable earnings

•	higher Interest income and other primarily from unrealized foreign exchange gains on peso-denominated deferred income tax liabilities reflecting the weakening of the Mexican peso in first quarter 2020

•	a decrease in Income tax expense due to lower flow-through income taxes on Canadian rate-regulated pipelines, partially offset by lower foreign income tax rate differentials.
Comparable earnings per common share for the three months ended March 31, 2020 also reflects the dilutive impact of common shares issued under our DRP in 2019.

TC ENERGY [10
FIRST QUARTER 2020

COVID-19
On March 11, 2020, the World Health Organization declared the novel coronavirus, or COVID-19, a global pandemic.  Company business continuity plans were put in place across our organization and we continue to effectively operate our assets, conduct commercial activities and execute on projects with a focus on health, safety and reliability. At the current time, our businesses are broadly considered essential or critical businesses in Canada, the United States and Mexico given the important role our infrastructure plays in delivering energy to North American markets. We anticipate that changes to work practices and other restrictions put in place by government and health authorities in response to COVID-19 will have an impact on certain projects. We generally believe this will not be material, but the ultimate impact is uncertain at this time.
With approximately 95 per cent of our comparable EBITDA generated from rate-regulated assets and/or long-term contracts, we are largely insulated from the short-term volatility associated with volume throughput and commodity prices. Aside from the impact of maintenance activities and normal seasonal factors, to date we have not seen any pronounced changes in the utilization of our assets. While it is too early to ascertain any long-term impact that COVID-19 may have on our capital program, directionally we expect some slowdown of our construction activities and capital expenditures in 2020.
Capital market conditions in 2020 have been significantly impacted by COVID-19 resulting in periods of heightened volatility and reduced liquidity. Despite these challenging conditions, we secured in excess of $9 billion of incremental liquidity in April 2020, demonstrating our continued access to capital markets under stressed conditions. Combined with our predictable and growing cash flows from operations, cash on hand, substantial committed credit facilities, and various other financing levers available to us, we believe we are well positioned to continue to fund our obligations, capital program and dividends through a prolonged period of disruption, should it occur.
The full extent and lasting impact of the COVID-19 pandemic on the global economy is uncertain, but to date, has included extreme volatility in financial markets and commodity prices and a significant reduction in overall global economic activity, including widespread extended shutdowns of businesses along with supply chain disruptions. The degree to which COVID-19 has more than a transitory effect on our operations and growth projects will depend on future developments, policies and actions which remain highly uncertain. Additional information regarding the risks, uncertainties and impact on our business can be found throughout this MD&A including the Capital Program, Outlook, Recent developments, Financial condition and Financial risks and financial instruments sections.

TC ENERGY [11
FIRST QUARTER 2020

Capital Program
We are developing quality projects under our capital program. These long-life infrastructure assets are supported by long-term commercial arrangements with creditworthy counterparties and/or regulated business models and are expected to generate significant growth in earnings and cash flows.
Our capital program consists of approximately $43 billion of secured projects which include commercially supported, committed projects that are either under construction or are in or preparing to commence the permitting stage. An additional $11 billion of projects under development are commercially supported (except where noted) but have greater uncertainty with respect to timing and estimated project costs and are subject to certain key approvals.
Three years of maintenance capital expenditures for our businesses are included in secured projects. Maintenance capital expenditures on our regulated Canadian and U.S. natural gas pipelines are added to rate base on which we have the opportunity to earn a return and recover these expenditures through current or future tolls, which is similar to our capacity capital projects on these pipelines. Tolling arrangements in our liquids pipelines business provide for the recovery of maintenance capital expenditures.
In the three months ended March 31, 2020, we placed approximately $1.6 billion of capacity capital projects in service, including various NGTL System expansions. In addition, approximately $0.3 billion of maintenance capital expenditures were incurred.
All projects are subject to cost and timing adjustments due to weather, market conditions, route refinement, permitting conditions, scheduling and timing of regulatory permits, among other factors, as well as the additional restrictions and uncertainty presented by COVID-19. Amounts included in the following tables exclude capitalized interest and AFUDC.

TC ENERGY [12
FIRST QUARTER 2020

Secured projects

	Expected in-service date	Estimated project cost[1]	Carrying value at March 31, 2020
(billions of $)

Canadian Natural Gas Pipelines
Canadian Mainline	2020-2023	0.4	0.2
NGTL System[2]	2020	3.3	3.0
	2021	2.7	0.3
	2022	1.8	—
	2023+	1.6	—
Coastal GasLink[3]	2023	6.6	1.9
Regulated maintenance capital expenditures	2020-2022	1.9	0.1
U.S. Natural Gas Pipelines
Columbia Gas
Modernization II	2020	US 1.1	US 0.8
Other capacity capital	2020-2023	US 1.5	US 0.2
Regulated maintenance capital expenditures	2020-2022	US 2.1	US 0.1
Mexico Natural Gas Pipelines
Villa de Reyes	2020	US 0.9	US 0.8
Tula[4]	—	US 0.8	US 0.6
Liquids Pipelines
Keystone XL5	2023	US 9.1	US 1.2
Other capacity capital	2020	0.1	—
Recoverable maintenance capital expenditures	2020-2022	0.1	—
Power and Storage
Bruce Power – life extension[6]	2020-2023	2.4	0.9
Other
Non-recoverable maintenance capital expenditures[7]	2020-2022	0.6	—
		37.0	10.1
Foreign exchange impact on secured projects[8]		6.4	1.5
Total secured projects (Cdn$)		43.4	11.6

1	Amounts reflect 100 per cent of costs related to wholly-owned assets, Keystone XL and assets held through TC PipeLines, LP, as well as cash contributions to our joint venture investments.

2	Includes $0.4 billion for the Foothills pipeline system related to the West Path Delivery Program.

3
Represents 100 per cent of Coastal GasLink required capital pending closing of the announced joint venture partnership and project-level financing. Carrying value is net of the 2018 reimbursement by the LNG Canada participants of approximately $0.5 billion of pre-FID costs pursuant to project agreements.

4
Construction of the central segment of the Tula project has been delayed due to a lack of progress to successfully complete Indigenous consultation by the Secretary of Energy. Project completion is expected approximately two years after the consultation process is successfully concluded. The East Section of the Tula pipeline is available for interruptible transportation services.

5
US$5.3 billion will be funded through equity contributions and debt guaranteed by the Government of Alberta. Carrying value reflects the amount remaining after the 2015 impairment charge, along with additional amounts capitalized from January 2018. A portion of the carrying value is recoverable from shippers under certain conditions.

6	Reflects our proportionate share of the Unit 6 Major Component Replacement program costs, expected to be in service in 2023, and amounts to be invested under the Asset Management program through 2023.

7
Includes non-recoverable maintenance capital expenditures from all segments and is primarily comprised of our proportionate share of maintenance capital expenditures for Bruce Power and other Power and Storage assets.

8	Reflects U.S./Canada foreign exchange rate of 1.41 at March 31, 2020.

TC ENERGY [13
FIRST QUARTER 2020

Projects under development
The costs provided in the table below reflect the most recent estimates for each project as filed with the various regulatory authorities or otherwise determined by management.

	Estimated project cost[1]	Carrying value at March 31, 2020
(billions of $)

Canadian Natural Gas Pipelines
NGTL System – Merrick	1.9	—
U.S. Natural Gas Pipelines
Other capacity capital[2]	US 0.7	—
Liquids Pipelines
Heartland and TC Terminals[3]	0.9	0.1
Grand Rapids Phase 2[3]	0.7	—
Keystone Hardisty Terminal[3]	0.3	0.1
Power and Storage
Bruce Power – life extension[4]	5.8	0.1
	10.3	0.3
Foreign exchange impact on projects under development[5]	0.3	—
Total projects under development (Cdn$)	10.6	0.3

1	Amounts reflect our proportionate share of joint venture costs where applicable and 100 per cent of costs related to wholly-owned assets and assets held through TC PipeLines, LP.

2	Includes projects subject to a positive customer FID.

3	Regulatory approvals have been obtained and additional commercial support is being pursued.

4	Reflects our proportionate share of Major Component Replacement program costs for Units 3, 4, 5, 7 and 8, and the remaining Asset Management program costs beyond 2023.

5	Reflects U.S./Canada foreign exchange rate of 1.41 at March 31, 2020.

Outlook
Consolidated comparable earnings
Our overall comparable earnings per common share outlook for 2020 remains consistent with the 2019 Annual Report. While our assessment of the impact of COVID-19 continues, at this time we do not expect a material impact on 2020 comparable earnings.
Consolidated capital spending
Our total capital expenditures for 2020 are now expected to be approximately $10 billion on growth projects, maintenance capital expenditures and contributions to equity investments. The increase relative to the outlook in our 2019 Annual Report is primarily a result of higher spending in 2020 on Keystone XL, the majority of which is expected to be funded by the Government of Alberta’s equity contributions to the project. We continue to assess the potential for delays to our capital program resulting from disruptions related to COVID-19, however, it is premature to determine the extent of any impact to our capital expenditure outlook.

TC ENERGY [14
FIRST QUARTER 2020

Canadian Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended March 31
(millions of $)	2020	2019

NGTL System	344	292
Canadian Mainline	225	237
Other Canadian pipelines[1]	28	27
Comparable EBITDA	597	556
Depreciation and amortization	(306)	(287)
Comparable EBIT and segmented earnings	291	269

1
Includes results from Foothills, Ventures LP, Great Lakes Canada and our share of equity income from our investment in TQM, as well as general and administrative and business development costs related to our Canadian Natural Gas Pipelines.

Canadian Natural Gas Pipelines comparable EBIT and segmented earnings increased by $22 million for the three months ended March 31, 2020 compared to the same period in 2019.
Net income and comparable EBITDA for our rate-regulated Canadian natural gas pipelines are primarily affected by our approved ROE, our investment base, the level of deemed common equity and incentive earnings. Changes in depreciation, financial charges and income taxes also impact comparable EBITDA but do not have a significant impact on net income as they are almost entirely recovered in revenues on a flow-through basis.
NET INCOME AND AVERAGE INVESTMENT BASE

	three months ended March 31
(millions of $)	2020	2019

Net Income
NGTL System	135	113
Canadian Mainline	39	44
Average investment base
NGTL System	13,399	11,096
Canadian Mainline	3,633	3,665
Net income for the NGTL System increased by $22 million for the three months ended March 31, 2020 compared to the same period in 2019 mainly due to a higher average investment base resulting from continued system expansions. First quarter 2020 results for the NGTL System, while under interim tolls, reflect an ROE of 10.1 per cent on 40 per cent deemed equity. The NGTL System’s 2019 results reflected the 2018-2019 Revenue Requirement Settlement which expired on December 31, 2019. It included an ROE of 10.1 per cent on 40 per cent deemed common equity and a mechanism for sharing variances above and below a fixed annual OM&A amount and flow-through treatment of all other costs.

TC ENERGY [15
FIRST QUARTER 2020

Net income for the Canadian Mainline decreased by $5 million for the three months ended March 31, 2020 compared to the same period in 2019 largely due to lower incentive earnings.
COMPARABLE EBITDA
Comparable EBITDA for Canadian Natural Gas Pipelines increased by $41 million for the three months ended March 31, 2020 compared to the same period in 2019 due to the net effect of:

•	increased rate base earnings as well as flow-through depreciation and financial charges on the NGTL System due to additional facilities placed in service

•	lower flow-through income taxes on the NGTL System and on the Canadian Mainline as a result of accelerated tax depreciation measures enacted by the Canadian federal government in June 2019.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $19 million for the three months ended March 31, 2020 compared to the same period in 2019 mainly due to NGTL System expansion facilities that were placed in service.

TC ENERGY [16
FIRST QUARTER 2020

U.S. Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended March 31
(millions of US$, unless otherwise noted)	2020	2019

Columbia Gas	372	308
ANR	147	153
TC PipeLines, LP1,2	34	36
Columbia Gulf	50	35
Great Lakes[3]	30	30
Other U.S. pipelines[4]	28	56
Non-controlling interests[5]	105	112
Comparable EBITDA	766	730
Depreciation and amortization	(144)	(135)
Comparable EBIT	622	595
Foreign exchange impact	216	197
Comparable EBIT and segmented earnings (Cdn$)	838	792

1	Reflects our share of earnings from TC PipeLines, LP’s ownership interests in eight natural gas pipelines as well as general and administrative costs related to TC PipeLines, LP.

2	For the three months ended March 31, 2020, our ownership interest in TC PipeLines, LP was 25.5 per cent which is unchanged from the same period in 2019.

3	Reflects our 53.55 per cent direct interest in Great Lakes. The remaining 46.45 per cent is held by TC PipeLines, LP.

4
Reflects earnings from our effective ownership in Crossroads, Millennium and Hardy Storage, and certain Columbia midstream assets until sold in August 2019, as well as general and administrative and business development costs related to our U.S. natural gas pipelines.

5	Reflects earnings attributable to portions of TC PipeLines, LP that we do not own.
U.S. Natural Gas Pipelines segmented earnings increased by $46 million for the three months ended March 31, 2020 compared to the same period in 2019.
Comparable EBITDA for U.S. Natural Gas Pipelines increased by US$36 million for the three months ended March 31, 2020 compared to the same period in 2019 and was primarily the net effect of:

•	incremental earnings from Columbia Gas and Columbia Gulf growth projects placed in service

•	decreased earnings as a result of the sale of certain Columbia midstream assets in August 2019.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by US$9 million for the three months ended March 31, 2020 compared to the same period in 2019 mainly due to new projects placed in service.

TC ENERGY [17
FIRST QUARTER 2020

Mexico Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended March 31
(millions of US$, unless otherwise noted)	2020	2019

Topolobampo	40	40
Tamazunchale	30	31
Mazatlán	18	18
Guadalajara	16	16
Sur de Texas[1]	94	5
Comparable EBITDA	198	110
Depreciation and amortization	(22)	(23)
Comparable EBIT	176	87
Foreign exchange impact	63	29
Comparable EBIT and segmented earnings (Cdn$)	239	116

1	Represents equity income from our 60 per cent interest and fees earned from the construction and operation of the pipeline.
Mexico Natural Gas Pipelines comparable EBIT and segmented earnings increased by $123 million for the three months ended March 31, 2020 compared to the same period in 2019.
Comparable EBITDA for Mexico Natural Gas Pipelines increased by US$88 million for the three months ended March 31, 2020 compared to the same period in 2019 mainly due to higher earnings from our investment in the Sur de Texas pipeline, including:

•
revenues of US$55 million from one-time fees earned from the Sur de Texas joint venture associated with the successful completion of the pipeline compared to contract targets, as well as fees earned from operating the pipeline

•	increased equity income from the commencement of transportation services in September 2019 and a realized Mexican income tax benefit resulting from the significant decrease in the Mexican peso.
Prior to in-service, Sur de Texas equity income primarily reflected AFUDC during construction, net of our proportionate share of interest expense on inter-affiliate loans. Our share of this interest expense was fully offset by corresponding interest income recorded in Interest income and other in the Corporate segment.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the three months ended March 31, 2020 was consistent with the same period in 2019.

TC ENERGY [18
FIRST QUARTER 2020

Liquids Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended March 31
(millions of $)	2020	2019

Keystone Pipeline System	388	424
Intra-Alberta pipelines	24	39
Liquids marketing and other	33	100
Comparable EBITDA	445	563
Depreciation and amortization	(82)	(88)
Comparable EBIT	363	475
Specific item:
Risk management activities	48	(15)
Segmented earnings	411	460

Comparable EBIT denominated as follows:
Canadian dollars	84	89
U.S. dollars	207	290
Foreign exchange impact	72	96
Comparable EBIT	363	475
Liquids Pipelines segmented earnings decreased by $49 million for the three months ended March 31, 2020 compared to the same period in 2019 and included unrealized gains and losses from changes in the fair value of derivatives related to our liquids marketing business which have been excluded from our calculation of comparable EBIT.
Comparable EBITDA for Liquids Pipelines decreased by $118 million for the three months ended March 31, 2020 compared to the same period in 2019. This was primarily the net effect of:

•	lower uncontracted volumes on the Keystone Pipeline System, partially offset by higher contracted volumes

•	lower contributions from liquids marketing activities due to lower margins

•	decreased earnings as a result of the sale of an 85 per cent equity interest in Northern Courier in July 2019.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization decreased by $6 million for the three months ended March 31, 2020 compared to the same period in 2019 primarily as a result of the sale of an 85 per cent equity interest in Northern Courier.

TC ENERGY [19
FIRST QUARTER 2020

Power and Storage
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended March 31
(millions of $)	2020	2019

Canadian Power[1,2]	70	77
Bruce Power[1]	119	60
Natural Gas Storage and other	5	14
Comparable EBITDA	194	151
Depreciation and amortization	(18)	(23)
Comparable EBIT	176	128
Specific items:
Loss on Ontario natural gas-fired power plants held for sale	(116)	—
U.S. Northeast power marketing contracts	—	(16)
Risk management activities	4	(64)
Segmented earnings	64	48

1	Includes our share of equity income from our investments in Portlands Energy and Bruce Power.

2	Includes Coolidge generating station until sold in May 2019.
Power and Storage segmented earnings increased by $16 million for the three months ended March 31, 2020 compared to the same period in 2019 and included the following specific items which have been excluded from comparable EBIT:

•
an additional pre-tax loss of $116 million in first quarter 2020 related to the Ontario natural gas-fired power plants held for sale. Refer to the Recent developments section for additional information

•	a pre-tax loss in first quarter 2019 of $16 million related to U.S. Northeast power marketing contracts which were sold in May 2019

•	unrealized gains and losses from changes in the fair value of derivatives used to reduce our exposure to certain commodity price risks.
Comparable EBITDA for Power and Storage increased by $43 million for the three months ended March 31, 2020 compared to the same period in 2019 primarily due to the net effect of:

•
increased Bruce Power results mainly due to a higher realized power price and higher volumes from fewer outage days, partially offset by losses on funds invested for post-retirement benefits. Additional financial and operating information on Bruce Power is provided below

•
lower Canadian Power earnings largely as a result of an outage at our Mackay River cogeneration facility in first quarter 2020 and the sale of our Coolidge generating station in May 2019, partially offset by Napanee being placed in service on March 13, 2020

•	decreased Natural Gas Storage results due to lower realized natural gas spreads.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization decreased by $5 million for the three months ended March 31, 2020 compared to the same period in 2019 primarily due to the cessation of depreciation on our Halton Hills power plant in July 2019 upon classification as held for sale.

TC ENERGY [20
FIRST QUARTER 2020

BRUCE POWER
The following reflects our proportionate share of the components of comparable EBITDA and comparable EBIT.

	three months ended March 31
(millions of $, unless otherwise noted)	2020	2019

Equity income included in comparable EBITDA and EBIT comprised of:
Revenues[1]	467	361
Operating expenses	(236)	(227)
Depreciation and other	(112)	(74)
Comparable EBITDA and EBIT[2]	119	60
Bruce Power – other information
Plant availability[3,4]	92%	79%
Planned outage days[4]	46	141
Unplanned outage days	6	7
Sales volumes (GWh)[2]	5,592	5,260
Realized power price per MWh[5]	$81	$68

1	Net of amounts recorded to reflect operating cost efficiencies shared with the IESO.

2	Represents our 48.4 per cent (2019 – 48.3 per cent) ownership interest in Bruce Power. Sales volumes include deemed generation.

3	The percentage of time the plant was available to generate power, regardless of whether it was running.

4	Excludes Unit 6 Major Component Replacement (MCR) outage days.

5
Calculation based on actual and deemed generation. Realized power price per MWh includes realized gains and losses from contracting activities and cost flow-through items. Excludes unrealized gains and losses on contracting activities and non-electricity revenues.

The Unit 6 MCR outage commenced on January 17, 2020 as planned. Planned maintenance on Unit 4 began in February and is scheduled to be completed in the second quarter. Planned maintenance is expected to occur on Unit 5 in the second quarter and Units 3 and 8 in the second half of 2020. The overall average plant availability in 2020 is expected to be in the mid-80 per cent range, excluding the Unit 6 MCR.

TC ENERGY [21
FIRST QUARTER 2020

Corporate
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings/(losses) (the most directly comparable GAAP measure).

	three months ended March 31
(millions of $)	2020	2019

Comparable EBITDA and EBIT	(2)	(5)
Specific item:
Foreign exchange gain/(loss) – inter-affiliate loan[1]	303	(14)
Segmented earnings/(losses)	301	(19)

1	Reported in Income from equity investments in the Condensed consolidated statement of income.
Corporate segmented earnings increased by $320 million for the three months ended March 31, 2020 compared to the same period in 2019.
Segmented earnings included foreign exchange gains of $303 million in 2020 compared to foreign exchange losses of $14 million in 2019 on our proportionate share of peso-denominated inter-affiliate loans to the Sur de Texas joint venture from its partners. These amounts are recorded in Income from equity investments and have been excluded from our calculation of comparable EBITDA and EBIT as they are fully offset by corresponding foreign exchange losses and gains on the inter-affiliate loan receivable included in Interest income and other.
OTHER INCOME STATEMENT ITEMS
Interest expense

	three months ended March 31
(millions of $)	2020	2019

Interest on long-term debt and junior subordinated notes
Canadian dollar-denominated	(157)	(140)
U.S. dollar-denominated	(332)	(331)
Foreign exchange impact	(115)	(109)
	(604)	(580)
Other interest and amortization expense	(38)	(43)
Capitalized interest	64	37
Interest expense	(578)	(586)
Interest expense decreased by $8 million for the three months ended March 31, 2020 compared to the same period in 2019 primarily due to the net effect of:

•	higher capitalized interest primarily related to Coastal GasLink and Keystone XL

•	lower interest rates on higher levels of short-term borrowings

•	long-term debt issuances, net of maturities.

TC ENERGY [22
FIRST QUARTER 2020

Allowance for funds used during construction

	three months ended March 31
(millions of $)	2020	2019

Canadian dollar-denominated	37	43
U.S. dollar-denominated	33	72
Foreign exchange impact	12	24
Allowance for funds used during construction	82	139
AFUDC decreased by $57 million for the three months ended March 31, 2020 compared to the same period in 2019. The decrease in U.S. dollar-denominated AFUDC is largely due to Columbia Gas growth projects placed in service during 2019 and the suspension of recording AFUDC on Tula, effective January 1, 2020, due to continuing construction delays on the project. Refer to the Recent developments section for additional information.
Interest income and other

	three months ended March 31
(millions of $)	2020	2019

Interest income and other included in comparable earnings	48	29
Specific items:
Foreign exchange (loss)/gain – inter-affiliate loan	(303)	14
Risk management activities	(272)	120
Interest income and other	(527)	163
Interest income and other decreased by $690 million for the three months ended March 31, 2020 compared to the same period in 2019 and was primarily the net effect of:

•
foreign exchange losses in 2020 compared to foreign exchange gains in 2019 related to a peso-denominated inter-affiliate loan receivable from the Sur de Texas joint venture. Our proportionate share of the offsetting foreign exchange gain in Sur de Texas is reflected in Income from equity investments in the Corporate segment, resulting in no impact on net income. The offsetting foreign exchange gains and losses are excluded from comparable earnings

•
unrealized losses in 2020 compared to unrealized gains in 2019 on risk management activities primarily reflecting the strengthening and weakening of the U.S. dollar during the first quarters of 2020 and 2019, respectively. These amounts have been excluded from comparable earnings

•	unrealized foreign exchange gains, primarily on peso-denominated deferred income tax liabilities, reflecting the weakening of the Mexican peso in first quarter 2020.

TC ENERGY [23
FIRST QUARTER 2020

Income tax expense

	three months ended March 31
(millions of $)	2020	2019

Income tax expense included in comparable earnings	(211)	(228)
Specific items:
Income tax valuation allowance release	281	—
Loss on Ontario natural gas-fired power plants held for sale	39	—
U.S. Northeast power marketing contracts	—	4
Risk management activities	55	(12)
Income tax recovery/(expense)	164	(236)
Income tax expense included in comparable earnings decreased by $17 million for the three months ended March 31, 2020 compared to the same period in 2019. This was primarily due to lower flow-through income taxes on Canadian rate-regulated pipelines, partially offset by lower foreign income tax rate differentials. As well, the income tax impact with respect to increased pre-tax earnings is generally offset by a lower Alberta income tax rate.
An income tax valuation allowance release of $281 million was recorded at March 31, 2020 following our reassessment of deferred tax assets that are deemed more likely than not to be realized as a result of our decision to proceed with the Keystone XL project. This has been excluded from comparable earnings.
Net income attributable to non-controlling interests

	three months ended March 31
(millions of $)	2020	2019

Net income attributable to non-controlling interests	(96)	(101)
Net income attributable to non-controlling interests for the three months ended March 31, 2020 decreased by $5 million compared to the same period in 2019 primarily due to lower earnings in TC PipeLines, LP.
Preferred share dividends

	three months ended March 31
(millions of $)	2020	2019

Preferred share dividends	(41)	(41)

TC ENERGY [24
FIRST QUARTER 2020

Recent developments
CANADIAN NATURAL GAS PIPELINES
Coastal GasLink Pipeline Project
In December 2019, we entered into an equity purchase agreement to sell a 65 per cent equity interest in Coastal GasLink to KKR-Keats Pipeline Investors II (Canada) Ltd. (KKR) and a subsidiary of Alberta Investment Management Corporation (AIMCo), which is expected to close in second quarter 2020 subject to customary regulatory approvals and consents. As part of the transaction, we will be contracted by the Coastal GasLink Pipeline Limited Partnership to construct and operate the pipeline.
On April 28, 2020, Coastal GasLink Pipeline Limited Partnership executed a credit agreement with a syndicate of banks extending non-recourse project-level financing to fund the majority of the construction costs of the Coastal GasLink pipeline. The credit facilities under this agreement will be available to be drawn once conditions precedent have been met, including the closing of the equity purchase agreement with KKR and AIMCo. Draws on these facilities will reduce partner contributions required to fund the project.
Under the terms of the equity purchase agreement, we will receive upfront proceeds that include reimbursement of a 65 per cent proportionate share of project costs incurred to the date of closing as well as additional payment streams through construction and operation of the pipeline. We expect to record an after-tax gain of approximately $600 million upon closing of the transaction, which includes the gain on sale, recognition of previously unrecorded tax benefits and the required revaluation of our 35 per cent retained ownership to fair value, before considering derivatives. In addition, the final gain will be adjusted to reflect the closing date fair value of a derivative used to hedge the interest rate risk on the credit facilities noted above. Upon closing, we expect to account for our remaining 35 per cent investment using equity accounting.
The introduction of partners, establishment of dedicated project-level financing facilities, recovery of cash payments through construction for carrying charges on costs incurred and remuneration for costs to date are expected to substantially satisfy our funding requirements through project completion.
We are also committed to working with the 20 First Nations that have executed agreements with Coastal GasLink to provide them an opportunity to invest in the project. As a result, in conjunction with the equity purchase agreement, we will provide an option to the 20 First Nations to acquire a 10 per cent equity interest in Coastal GasLink on similar terms to what has been agreed with KKR and AIMCo.
In December 2019, the B.C. Supreme Court granted an interlocutory injunction prohibiting protesters from impeding the project, confirming Coastal GasLink’s legal right to access areas necessary to pursue its permitted and authorized activities through to completion. Several blockades were subsequently constructed, obstructing access to our pipeline route. After initial negotiations were unsuccessful between the Province of British Columbia and the Office of the Wet’suwet’en Hereditary Chiefs, the blockades were removed with the support of law enforcement. Since enforcement, construction has continued in the area.
Following enforcement, negotiations between the Office of the Wet’suwet’en Hereditary Chiefs and the provincial and federal governments commenced, resulting in an agreement-in-principle between these parties on issues regarding Wet’suwet’en Aboriginal Rights and Title. The process for the broader Wet’suwet’en community to ratify the agreement was suspended due to the COVID-19 pandemic but is expected to recommence when feasible.
Construction activities continue along the pipeline route with approximately 75 per cent of clearing completed and approximately 35 per cent of pipe stockpiled. Major work is now complete for the winter season with crews waiting to remobilize following spring breakup.

TC ENERGY [25
FIRST QUARTER 2020

While the project has been designated an essential service by the B.C. provincial government, we anticipate that changes in work practices and other restrictions put in place by government and health authorities in response to COVID-19 may have an impact on its progress, however, the extent is uncertain at this time. We continue to work closely with these authorities, as well as communities along our pipeline route, to ensure the safety and well-being of our personnel and our host communities.
NGTL System
In the three months ended March 31, 2020, the NGTL System placed approximately $1.5 billion of capacity projects in service.
2021 NGTL System Expansion Program
On February 19, 2020, the CER issued a report recommending that the Governor in Council (GIC) approve the 2021 NGTL System Expansion Program and we are awaiting a final decision from the GIC. The approximately 349 km (217 miles) of new pipeline and three compressor units are required to connect incremental firm-receipt supply commencing April 2021 and expand basin export capacity by 1.1 PJ/d (1.0 Bcf/d).
North Montney
On January 31, 2020, the $1.1 billion Aitken Creek section of the North Montney project was placed in service. The final section of the project went into service on April 18, 2020. The total project added approximately 206 km (128 miles) of new pipeline along with three compressor units and 13 meter stations.
NGTL System Rate Design
In March 2019, the NGTL System Rate Design and Services Application was filed with the NEB. The application addressed rate design, terms and conditions of service for the NGTL System and a tolling methodology for the North Montney Mainline. The CER held a public hearing in fourth quarter 2019 and issued a decision on March 25, 2020 approving all elements of the application as filed.
NGTL System Revenue Requirement Settlement
The NGTL System's 2018-2019 Revenue Requirement Settlement expired in December 2019. On April 24, 2020, the NGTL System announced a five-year negotiated revenue requirement settlement with its customers and other interested parties, encompassing a term from January 1, 2020 through December 31, 2024. The settlement maintains the equity return at 10.1 per cent on 40 per cent deemed common equity, provides the NGTL System with the opportunity to increase depreciation rates if tolls fall below projected levels and includes an incentive mechanism for certain operating costs where variances from projected amounts are shared between the NGTL System and its customers. It also includes a mechanism to review the settlement should tolls exceed a pre-determined level, without affecting the equity return. The NGTL System expects to file an application with the CER for approval in second quarter 2020. Until new rates are approved, the NGTL System is operating under interim tolls for 2020 that were approved by the CER in December 2019.
Canadian Mainline
In the three months ended March 31, 2020, Canadian Mainline placed approximately $0.1 billion of capacity projects in service.
On April 17, 2020, the CER approved a six-year unanimously supported negotiated settlement between the Canadian Mainline and its customers. The settlement sets a base equity return of 10.1 per cent on 40 per cent deemed common equity and includes an incentive to either decrease costs and/or increase revenues on the pipeline with a beneficial sharing mechanism to both the shippers and us.

TC ENERGY [26
FIRST QUARTER 2020

U.S. NATURAL GAS PIPELINES
Alberta XPress
On February 12, 2020, we approved the Alberta XPress project, an expansion project on the ANR Pipeline system that utilizes existing capacity on the Great Lakes and Canadian Mainline systems to connect growing supply from the WCSB to U.S. Gulf Coast LNG export markets. The anticipated in-service date is 2022 with estimated project costs of US$0.3 billion.
Buckeye XPress
The Buckeye XPress project represents an upsizing of an existing pipeline replacement project in conjunction with our Columbia Gas modernization program. The US$0.2 billion cost to upsize the replacement pipe and install compressor upgrades will enable us to offer 290 TJ/d (275 MMcf/d) of incremental pipeline capacity to accommodate growing Appalachian production. The FERC certificate for Buckeye XPress was received on January 23, 2020 and we expect the project to be placed in service in late 2020.
MEXICO NATURAL GAS PIPELINES
Tula and Villa de Reyes
The arbitration process CFE initiated in June 2019 for Villa de Reyes and Tula, and their fixed capacity payments under force majeure, have been suspended while negotiations with respect to the transportation services agreements progress. Similar to the successful amending agreement reached for Sur de Texas that resulted in CFE’s withdrawal of its arbitration request, we anticipate agreements for Tula and Villa de Reyes will be reached before the end of 2020. Construction on the Villa de Reyes project is ongoing with a phased in-service anticipated to commence in third quarter 2020, with full in-service by the end of 2020.
LIQUIDS PIPELINES
Keystone XL
On February 7, 2020, we received approval from the U.S. Bureau of Land Management allowing for the construction of the Keystone XL pipeline across federally managed lands in Montana and land managed by the U.S. Army Corps of Engineers (USACE) at the Missouri River.
On March 31, 2020, we announced that we will proceed with construction of Keystone XL, resulting in an additional investment of approximately US$8.0 billion. Construction commenced in April and the pipeline is expected to be placed into service in 2023.
As part of the funding plan, the Government of Alberta has agreed to invest approximately US$1.1 billion as equity in Keystone XL which substantially covers planned construction costs through the end of 2020. The remaining capital investment of approximately US$6.9 billion is expected to be funded through the combination of a US$4.2 billion project-level credit facility to be fully guaranteed by the Government of Alberta and a US$2.7 billion investment by us. Our capital investment is expected to be funded through a combination of internally generated cash flows, hybrid securities and common equity through the activation of our DRP in 2021 and 2022. We intend to also file a $1.0 billion equity shelf to enable an at-the-market equity issuance program which will be utilized if and as deemed appropriate. Once the project is completed and placed into service, we expect to acquire the Government of Alberta's equity investment under agreed terms and conditions and to refinance the US$4.2 billion credit facility in the debt capital markets.
Keystone XL is underpinned by new 20-year transportation service agreements which are expected to generate approximately US$1.3 billion of EBITDA on an annual basis. Subject to terms and conditions outlined in the agreements, 50 per cent of any difference between the estimated capital cost and final cost of Keystone XL are subject to a sharing mechanism and will be reflected in the pipeline tolls.

TC ENERGY [27
FIRST QUARTER 2020

On April 15, 2020, the U.S. District Court in Montana ruled that the USACE violated the Endangered Species Act when it reissued the Clean Water Act Nationwide Permit 12 (NWP12) in 2017. The ruling vacated NWP12 and enjoined the USACE from authorizing any new activities under it, including Keystone XL construction across wetlands and other water bodies in the U.S. The ruling is not specific to Keystone XL as NWP12 is available to and utilized by a broad spectrum of parties for the construction, maintenance or repair of "utility lines", which include natural gas and liquids pipelines, water pipelines and electric, telephone, internet, radio and television lines. We are reviewing options to address the impact of this ruling and to secure the necessary authorizations to continue with planned Keystone XL construction.
POWER AND STORAGE
Ontario natural gas-fired power plants
On March 13, 2020, we completed construction and commissioning activities and Napanee was placed in service.
On April 29, 2020 we completed the sale of our Halton Hills and Napanee power plants as well as our 50 per cent interest in Portlands Energy Centre to a subsidiary of Ontario Power Generation Inc. for net proceeds of approximately $2.8 billion following closing price adjustments and prior to post-closing adjustments, resulting in a pre-tax loss of approximately $520 million ($370 million after tax). The increase in the total loss from that disclosed at December 31, 2019 is primarily the result of higher than expected costs to achieve Napanee's March 13, 2020 in-service and the inclusion of post-closing obligations. As these assets had been classified as held for sale, $395 million of the pre-tax loss ($271 million after tax) was recorded up to March 31, 2020, with $116 million of the pre-tax loss ($77 million after tax) recognized in first quarter 2020. The remaining pre-tax loss of approximately $125 million ($99 million after tax) was recorded on close and will be reflected in second quarter 2020 results. Along with post-closing adjustments, this loss may also be amended in the future for items that could not be estimated on close including the settlement of existing insurance claims.
Bruce Power – Life Extension
On March 25, 2020, as a result of COVID-19 impacts, Bruce Power declared force majeure under its contract with the IESO. This force majeure notice covers the Unit 6 MCR and certain Asset Management work. At the time force majeure was declared, the Unit 6 MCR program was ahead of schedule. As a result of the COVID-19 restrictions, Unit 6 has been placed in a safe state and the Unit 6 MCR program has been limited to essential tasks related to plant safety and system integrity. Limited work on critical path activities is continuing, with strict prevention measures in place to protect workers and to ensure adequate provisions for ongoing operations within the facility. At this time, it is too early to determine how long the force majeure will last and what impact it will have to the cost and duration of the program. Bruce Power has reduced its personnel level at the site by over two-thirds in response to the pandemic. Operations and core planned outage activities on all other units continue as normal.

TC ENERGY [28
FIRST QUARTER 2020

Financial condition
We strive to maintain financial strength and flexibility in all parts of the economic cycle. We rely on our operating cash flows to sustain our business, pay dividends and fund a portion of our growth. In addition, we access capital markets and engage in portfolio management to meet our financing needs, manage our capital structure and to preserve our credit ratings.
Capital market conditions in 2020 have been significantly impacted by COVID-19 resulting in periods of heightened volatility and reduced liquidity. In response to this, in April 2020 we secured in excess of $9 billion of incremental liquidity through:

•	the issuance by TCPL of $2.0 billion of seven-year medium term notes at a fixed rate of 3.80 per cent

•	the issuance by TCPL of US$1.25 billion of 10-year senior unsecured notes at a fixed rate of 4.10 per cent

•	the arrangement by TCPL of an additional US$2.0 billion of 364-day committed bilateral credit facilities

•	completion of the sale of the Ontario natural gas-fired power plants on April 29, 2020 for net proceeds of approximately $2.8 billion.
These transactions, which are to be supplemented by the expected second quarter 2020 completion of the Coastal GasLink equity purchase agreement and project-level financing, demonstrate our continued access to capital markets under stressed conditions. Combined with our predictable and growing cash flows from operations, cash on hand, substantial committed credit facilities and various other financing levers available to us, we believe we are well positioned to continue to fund our obligations, capital program and dividends through a prolonged period of disruption, should it occur. We do not expect COVID-19 or the recent decline in commodity prices to have a material impact on our operating cash flows as a majority of revenues are derived from long-term contracts and/or regulated cost of service business models, however, counterparty credit risk has heightened. Refer to the Financial risks and financial instruments section for additional information.
While the market value of our pension assets within our defined benefit pension plans was negatively impacted by the recent decline in global markets, funding requirements for 2020 are not expected to be materially affected given the plans’ funded status, timing of actuarial valuations and COVID-19 relief measures introduced.
At March 31, 2020, our current assets totaled $9.0 billion and current liabilities amounted to $17.5 billion, leaving us with a working capital deficit of $8.5 billion compared to $5.2 billion at December 31, 2019. Our working capital deficiency is considered to be in the normal course of business and is managed through:

•	our ability to generate predictable and growing cash flows from operations

•
approximately $8.8 billion of unutilized, committed revolving and demand credit facility capacity at March 31, 2020, which in part backstops $4.3 billion of commercial paper outstanding. This amount has been supplemented by the incremental liquidity secured in April 2020 described above

•	our access to capital markets, including through portfolio management activities, DRP and Corporate ATM programs, if deemed appropriate.

TC ENERGY [29
FIRST QUARTER 2020

CASH PROVIDED BY OPERATING ACTIVITIES

	three months ended March 31
(millions of $)	2020	2019

Net cash provided by operations	1,723	1,949
Increase/(decrease) in operating working capital	371	(142)
Funds generated from operations	2,094	1,807
Specific item:
U.S. Northeast power marketing contracts	—	(16)
Comparable funds generated from operations	2,094	1,791
NET CASH PROVIDED BY OPERATIONS
Net cash provided by operations decreased by $226 million for the three months ended March 31, 2020 compared to the same period in 2019 primarily due to the amount and timing of working capital changes, partially offset by higher funds generated from operations.
COMPARABLE FUNDS GENERATED FROM OPERATIONS
Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our operations by excluding the timing effects of working capital changes as well as the cash impact of our specific items.
Comparable funds generated from operations increased by $303 million for the three months ended March 31, 2020 compared to the same period in 2019 primarily due to higher comparable earnings adjusted for non-cash items, the receipt of deferred amounts and recovery of higher depreciation on the NGTL System's investment base.
CASH USED IN INVESTING ACTIVITIES

	three months ended March 31
(millions of $)	2020	2019

Capital spending
Capital expenditures	(1,996)	(2,022)
Capital projects in development	(122)	(164)
Contributions to equity investments	(151)	(145)
	(2,269)	(2,331)
Other distributions from equity investments	—	120
Deferred amounts and other	(149)	(26)
Net cash used in investing activities	(2,418)	(2,237)
Capital expenditures in first quarter 2020 were incurred primarily for the expansion of the NGTL System and Columbia Gas projects, construction of the Coastal GasLink pipeline, commissioning of the Napanee power generating facility as well as maintenance capital expenditures.
Costs incurred on capital projects in development in first quarter 2020 and 2019 were mostly attributable to spending on Keystone XL prior to our March 31, 2020 decision to proceed with construction of the pipeline.
Contributions to equity investments increased in 2020 compared to 2019 mainly due to higher contributions to Bruce Power.
Other distributions from equity investments reflect Bruce Power financings undertaken to fund its capital program and to make distributions to its partners. In first quarter 2020, there were no such distributions. In first quarter 2019, we received $120 million in distributions from Bruce Power in connection with their issuance of senior notes in capital markets.

TC ENERGY [30
FIRST QUARTER 2020

CASH PROVIDED BY FINANCING ACTIVITIES

	three months ended March 31
(millions of $)	2020	2019

Notes payable issued, net	2,919	2,852
Long-term debt issued, net of issue costs	8	24
Long-term debt repaid	(1,071)	(1,708)
Dividends and distributions paid	(800)	(515)
Common shares issued, net of issue costs	81	68
Net cash provided by financing activities	1,137	721
In March 2020, we repaid US$750 million of senior unsecured notes bearing interest at a fixed rate of 4.60 per cent. The senior notes were redeemed at par for the principal amount plus accrued and unpaid interest up to the date of redemption. Further details related to our long-term debt as at and for the three months ended March 31, 2020 are discussed in Note 7, Long-term debt in our Condensed consolidated financial statements.
DIVIDEND REINVESTMENT PLAN
Commencing with the dividends declared in October 2019, common shares purchased with reinvested cash dividends under TC Energy's DRP are no longer satisfied with shares issued from treasury at a discount, but rather acquired on the open market at 100 per cent of the weighted-average purchase price. The DRP is available for dividends payable on TC Energy's common and preferred shares.
DIVIDENDS
On April 30, 2020, we declared quarterly dividends on our common shares of $0.81 per share payable on July 31, 2020 to shareholders of record at the close of business on June 30, 2020.
SHARE INFORMATION
At April 29, 2020, we had 940 million issued and outstanding common shares and 9 million outstanding options to buy common shares, of which 6 million were exercisable.
CREDIT FACILITIES
As previously described, we have significantly enhanced our liquidity by more than $9 billion through incremental long-term debt and credit facilities secured in early April as well as the completion of the sale of the Ontario natural gas-fired power plants on April 29, 2020. Liquidity will be further strengthened upon closing of the Coastal GasLink equity purchase agreement and project-level financing expected to be completed in second quarter.
At April 29, 2020, we had a total of $13.5 billion of committed revolving credit facilities of which $10.3 billion of incremental short-term borrowing capacity remains, net of facility draws of $0.5 billion and $2.7 billion to backstop commercial paper. We also had a total of $2.4 billion of demand credit facilities of which $1.1 billion remains available, and our operated affiliates had an additional $0.8 billion of undrawn capacity on committed credit facilities.
Refer to Financial risks and financial instruments for more information about liquidity, market and other risks.
CONTRACTUAL OBLIGATIONS
Our capital expenditure commitments at March 31, 2020 have decreased compared to December 31, 2019 due to normal course fulfillment of commitments for construction, partially offset by new commitments on capital projects.
There were no other material changes to our contractual obligations in first quarter 2020 or to payments due in the next five years or after. Refer to the MD&A in our 2019 Annual Report for more information about our contractual obligations.

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Financial risks and financial instruments
We are exposed to market risk and counterparty credit risk and have strategies, policies and limits in place to manage the impact of these risks on our earnings, cash flows and, ultimately, shareholder value. Risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance.
Refer to our 2019 Annual Report for more information about the risks we face in our business which have not changed substantially since December 31, 2019, other than as noted within this MD&A. Refer to the COVID-19 section of this MD&A for further information regarding its impact on our financial risks.
INTEREST RATE RISK
We utilize short-term and long-term debt to finance our operations which exposes us to interest rate risk. We typically pay fixed rates of interest on our long-term debt and floating rates on our commercial paper programs and amounts drawn on our credit facilities. A small portion of our long-term debt bears interest at floating rates. In addition, we are exposed to interest rate risk on financial instruments and contractual obligations containing variable interest rate components. We actively manage our interest rate risk using interest rate derivatives.
Many of our financial instruments and contractual obligations with variable rate components reference LIBOR. This rate will cease to be published at the end of 2021 and will likely be replaced by a secured overnight financing rate. We will continue to monitor developments and the impact, if any, on our business.
FOREIGN EXCHANGE RISK
We generate revenues and incur expenses and capital expenditures that are denominated in currencies other than Canadian dollars. As a result, our earnings and cash flows are exposed to currency fluctuations.
A significant portion of our businesses generate earnings in U.S. dollars, but since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar can affect our net income. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of this risk is offset by interest expense on U.S. dollar-denominated debt. The balance of the exposure is actively managed on a rolling one-year basis using foreign exchange derivatives, however, the natural exposure beyond that period remains.
Average exchange rate – U.S. to Canadian dollars
The average exchange rate for one U.S. dollar converted into Canadian dollars was as follows:

three months ended March 31, 2020	1.34
three months ended March 31, 2019	1.33
The impact of changes in the value of the U.S. dollar on our U.S. and Mexico operations is partially offset by interest on U.S. dollar-denominated debt as set out in the table below. Comparable EBIT is a non-GAAP measure.

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FIRST QUARTER 2020

Significant U.S. dollar-denominated amounts

	three months ended March 31
(millions of US$)	2020	2019

U.S. Natural Gas Pipelines comparable EBIT	622	595
Mexico Natural Gas Pipelines comparable EBIT[1]	201	113
U.S. Liquids Pipelines comparable EBIT	207	290
Interest on U.S. dollar-denominated long-term debt and junior subordinated notes	(332)	(331)
Capitalized interest on U.S. dollar-denominated capital expenditures	12	6
U.S. dollar-denominated allowance for funds used during construction	33	72
U.S. dollar comparable non-controlling interests and other	(72)	(81)
	671	664

1	Excludes interest expense on our inter-affiliate loan with Sur de Texas which is offset in Interest income and other.
Net investment hedges
We hedge a portion of our net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency swaps, foreign exchange forwards and foreign exchange options.
COUNTERPARTY CREDIT RISK
We have exposure to counterparty credit risk in the following areas:

•	cash and cash equivalents

•	accounts receivable

•	available-for-sale assets

•	the fair value of derivative assets

•	loans receivable.
The recent combination of the COVID-19 pandemic, along with the unparalleled energy demand decline and resulting supply imbalance, has led to significantly depressed commodity prices and restricted capital market access impacting certain of our customers. While the majority of our credit exposure is to large creditworthy entities, we have increased our monitoring of and communication with those counterparties experiencing greater financial pressures due to recent market volatility. Although counterparty credit risk has heightened, we are not expecting any material negative impact to our 2020 earnings or cash flows. Refer to our 2019 Annual Report for more information about the factors that mitigate our counterparty credit risk exposure.
We review financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. We use historical credit loss and recovery data, adjusted for our judgment regarding current economic and credit conditions, along with supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other. At March 31, 2020, we had no significant credit losses, no significant credit risk concentration and no significant amounts past due or impaired.
We have significant credit and performance exposure to financial institutions because they hold cash deposits and provide committed credit lines and letters of credit that help manage our exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets.

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FIRST QUARTER 2020

LIQUIDITY RISK
We manage our liquidity risk by continuously forecasting our cash flows and making sure we have adequate cash balances, cash flows from operations, committed and demand credit facilities and access to capital markets to meet our operating, financing and capital expenditure obligations under both normal and stressed economic conditions. As discussed previously, global market volatility has heightened and liquidity has tightened but we have taken steps to mitigate our risk. Refer to the Financial Conditions section for more information related to the expected impact of COVID-19.
LOAN RECEIVABLE FROM AFFILIATE
At March 31, 2020, our Condensed consolidated balance sheet included a MXN 20.9 billion or $1.3 billion (December 31, 2019 – MXN 20.9 billion or $1.4 billion) loan receivable from the Sur de Texas joint venture which represents our 60 per cent proportionate share of long-term debt financing to the joint venture. Interest income and other included interest income of $33 million for the three months ended March 31, 2020 (2019 – $35 million) from this joint venture with a corresponding proportionate share of interest expense recorded in Income from equity investments in our Mexico Natural Gas Pipelines segment. Interest income and other also included foreign exchange losses of $303 million for the three months ended March 31, 2020 (2019 – gains of $14 million) on the loan receivable from this joint venture with a corresponding proportionate share of Sur de Texas foreign exchange gains and losses recorded in Income from equity investments in the Corporate segment. As a result, there was no impact to net income.
FINANCIAL INSTRUMENTS
With the exception of Long-term debt and Junior subordinated notes, our derivative and non-derivative financial instruments are recorded on the balance sheet at fair value unless they were entered into and continue to be held for the purpose of receipt or delivery in accordance with our normal purchase and sales exemptions and are documented as such. In addition, fair value accounting is not required for other financial instruments that qualify for certain accounting exemptions.
Derivative instruments
We use derivative instruments to reduce volatility associated with fluctuations in commodity prices, interest rates and foreign exchange rates. Derivative instruments, including those that qualify and are designated for hedge accounting treatment, are recorded at fair value.
The majority of derivative instruments that are not designated or do not qualify for hedge accounting treatment have been entered into as economic hedges to manage our exposure to market risk and are classified as held for trading. Changes in the fair value of held-for-trading derivative instruments are recorded in net income in the period of change. This may expose us to increased variability in reported operating results since the fair value of the held-for-trading derivative instruments can fluctuate significantly from period to period.
Balance sheet presentation of derivative instruments
The balance sheet presentation of the fair value of derivative instruments is as follows:

(millions of $)	March 31, 2020	December 31, 2019

Other current assets	824	190
Intangible and other assets	4	7
Accounts payable and other	(1,064)	(115)
Other long-term liabilities	(747)	(81)
	(983)	1

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Unrealized and realized gains/(losses) on derivative instruments
The following summary does not include hedges of our net investment in foreign operations:

	three months ended March 31
(millions of $)	2020	2019

Derivative instruments held for trading[1]
Amount of unrealized gains/(losses) in the period
Commodities[2]	66	(88)
Foreign exchange	(272)	120
Amount of realized gains/(losses) in the period
Commodities	36	107
Foreign exchange	(12)	(29)
Derivative instruments in hedging relationships
Amount of realized (losses)/gains in the period
Commodities	(3)	(7)
Interest rate	1	—

1
Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange held-for-trading derivative instruments are included on a net basis in Interest expense and Interest income and other, respectively.

2
In the three months ended March 31, 2020 and 2019, there were no gains or losses included in Net income relating to discontinued cash flow hedges where it was probable that the anticipated transaction would not occur.

For further details on our financial instruments, including classification assumptions made in the calculation of fair value and additional discussion of exposure to risks and mitigation activities, refer to Note 12, Risk management and financial instruments, in our Condensed consolidated financial statements.

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Other information
CONTROLS AND PROCEDURES
Management, including our President and CEO and our CFO, evaluated the effectiveness of our disclosure controls and procedures as at March 31, 2020, as required by the Canadian securities regulatory authorities and by the SEC, and concluded that our disclosure controls and procedures are effective at a reasonable assurance level.
There were no changes in first quarter 2020 that had or are likely to have a material impact on our internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICY CHANGES
When we prepare financial statements that conform with U.S. GAAP, we are required to make estimates and assumptions that affect the timing and amounts we record for our assets, liabilities, revenues and expenses because these items may be affected by future events. We base the estimates and assumptions on the most current information available, using our best judgment. We also regularly assess the assets and liabilities themselves. A summary of our critical accounting estimates is included in our 2019 Annual Report.
Accounting Changes
Our significant accounting policies have remained unchanged since December 31, 2019 other than as described in Note 2, Accounting changes, in our Condensed consolidated financial statements. A summary of our significant accounting policies is included in our 2019 Annual Report.

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FIRST QUARTER 2020

Quarterly results
SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

	2020	2019				2018
(millions of $, except per share amounts)	First	Fourth	Third	Second	First	Fourth	Third	Second

Revenues	3,418	3,263	3,133	3,372	3,487	3,904	3,156	3,195
Net income attributable to common shares	1,148	1,108	739	1,125	1,004	1,092	928	785
Comparable earnings	1,109	970	970	924	987	946	902	768
Share statistics
Net income per common share – basic and diluted	$1.22	$1.18	$0.79	$1.21	$1.09	$1.19	$1.02	$0.88
Comparable earnings per common share	$1.18	$1.03	$1.04	$1.00	$1.07	$1.03	$1.00	$0.86
Dividends declared per common share	$0.81	$0.75	$0.75	$0.75	$0.75	$0.69	$0.69	$0.69

FACTORS AFFECTING QUARTERLY FINANCIAL INFORMATION BY BUSINESS SEGMENT
Quarter-over-quarter revenues and net income fluctuate for reasons that vary across our business segments.
In our Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines and Mexico Natural Gas Pipelines segments, except for seasonal fluctuations in short-term throughput volumes on U.S. pipelines, quarter-over-quarter revenues and net income generally remain relatively stable during any fiscal year. Over the long term, however, they fluctuate because of:

•	regulators' decisions

•	negotiated settlements with shippers

•	newly constructed assets being placed in service

•	acquisitions and divestitures

•	developments outside of the normal course of operations.
In Liquids Pipelines, annual revenues and net income are based on contracted and uncommitted spot transportation, as well as liquids marketing activities. Quarter-over-quarter revenues and net income are affected by:

•	regulatory decisions

•	newly constructed assets being placed in service

•	acquisitions and divestitures

•	demand for uncontracted transportation services

•	liquids marketing activities

•	developments outside of the normal course of operations

•	certain fair value adjustments.
In Power and Storage, quarter-over-quarter revenues and net income are affected by:

•	weather

•	customer demand

•	newly constructed assets being placed in service

•	acquisitions and divestitures

•	market prices for natural gas and power

•	capacity prices and payments

•	planned and unplanned plant outages

•	developments outside of the normal course of operations

•	certain fair value adjustments.

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FIRST QUARTER 2020

FACTORS AFFECTING FINANCIAL INFORMATION BY QUARTER
We calculate comparable measures by adjusting certain GAAP and non-GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period.
Comparable earnings exclude the unrealized gains and losses from changes in the fair value of certain derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges, but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them part of our underlying operations.
In first quarter 2020, comparable earnings also excluded:

•
an income tax valuation allowance release of $281 million following our reassessment of deferred tax assets that are deemed more likely than not to be realized as a result of our decision to proceed with the Keystone XL project

•	an incremental after-tax loss of $77 million related to the Ontario natural gas-fired power plant assets held for sale.
In fourth quarter 2019, comparable earnings also excluded:

•
an income tax valuation allowance release of $195 million related to certain prior years' U.S. tax losses resulting from our reassessment of deferred tax assets that are more likely than not to be realized

•	an incremental after-tax loss of $61 million related to the Ontario natural gas-fired power plant assets held for sale

•	an additional $19 million expense related to state income taxes on the sale of certain Columbia midstream assets.
In third quarter 2019, comparable earnings also excluded:

•	an after-tax loss of $133 million related to the Ontario natural gas-fired power plant assets held for sale

•	an after-tax loss of $133 million related to the sale of certain Columbia midstream assets

•	an after-tax gain of $115 million related to the partial sale of Northern Courier.
In second quarter 2019, comparable earnings also excluded:

•	an after-tax gain of $54 million related to the sale of our Coolidge generating station

•	a deferred tax benefit of $32 million related to the impact of an Alberta corporate income tax rate reduction on our Canadian businesses not subject to rate-regulated accounting

•	an after-tax gain of $6 million related to the remainder of our U.S. Northeast power marketing contracts.
In first quarter 2019, comparable earnings also excluded:

•	an after-tax loss of $12 million related to our U.S. Northeast power marketing contracts.
In fourth quarter 2018, comparable earnings also excluded:

•	a $143 million after-tax gain related to the sale of our interests in the Cartier Wind power facilities

•	a $115 million deferred income tax recovery from an MLP regulatory liability write-off as a result of the 2018 FERC Actions

•	a $52 million recovery of deferred income taxes as a result of finalizing the impact of U.S. Tax Reform

•	a $27 million income tax recovery related to the sale of our U.S. Northeast power generation assets

•	$25 million of after-tax income recognized on the Bison contract terminations

•	a $140 million after-tax impairment charge on Bison

•	a $15 million after-tax goodwill impairment charge on Tuscarora

•	an after-tax net loss of $7 million related to our U.S. Northeast power marketing contracts.

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FIRST QUARTER 2020

In third quarter 2018, comparable earnings also excluded:

•	an after-tax gain of $8 million related to our U.S. Northeast power marketing contracts.
In second quarter 2018, comparable earnings also excluded:

•	an after-tax loss of $11 million related to our U.S. Northeast power marketing contracts.